Exhibit 23.4
CONSENT OF INDEPENDENT AUDITORS
We consent to the incorporation by reference in this Registration Statement on Form S-4 of our report dated February 10, 2011, relating to the financial statements of National Methanol Company (Ibn Sina) (which expresses an unqualified opinion and includes an explanatory paragraph relating to differences between accounting principles generally accepted in Saudi Arabia and accounting principles generally accepted in the United States of America), appearing in the Annual Report on Form 10-K of Celanese Corporation for the year ended December 31, 2010, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
/s/ Deloitte & Touche Bakr Abulkhair & Co.
Al Khobar
Saudi Arabia
February 18, 2011